Exhibit 99.1

Altamira Therapeutics Provides Investor and Business Update

●	Company hosts Investor and Business Update call on December 11 at 8:30 a.m. ET

●	Partial spin-off of Bentrio® business first step in transition to become ‘pure play’ RNA delivery company

●	Transition expected to complete in 2024 through partnering of further legacy assets

●	Spending levels and cash burn aligned with strategic repositioning and to decrease significantly in 2024

●	Free of financial debt following early repayment of convertible loan

●	Expects to regain full compliance with Nasdaq continued listing rules through reverse split

HAMILTON, BERMUDA, Dec. 11, 2023 -- Altamira Therapeutics Ltd. (Nasdaq: CYTO) (“Altamira” or the “Company”), a company dedicated to addressing unmet medical needs, today provided an investor and business update highlighting recent activities and milestones achieved following the Company’s partial spin-off of its Bentrio® business and pivot towards becoming a pure-play RNA delivery business.

“The Bentrio transaction marks a significant first milestone on our journey towards becoming a pure-play RNA delivery company,” commented Thomas Meyer, Altamira Therapeutics’ founder, Chairman, and CEO. “With the transaction we still retain the majority of Bentrio’s attractive upside potential, while unlocking part of the intrinsic value of our legacy assets. We expect to complete the repositioning of the Company through partnerships with the remaining legacy assets in 2024. We will enter the new year with a streamlined cost structure, free of financial debt and expect to be fully compliant with Nasdaq listing rules. 2024 promises to be a very exciting year as we continue to advance our OligoPhore/SemaPhore platform technology within the promising field of RNA therapeutics.”

Bentrio Transaction / Legacy Assets

The partial Bentrio spin-off closed on November 21, 2023, resulting in the sale of a 51% stake in the Company’s subsidiary Altamira Medica AG (“Medica”) to a Swiss private equity investor for a cash consideration of approximately $2.3 million. Apart from the raise of non-dilutive cash, the transaction generated a financial gain of about USD $5.2 million in accordance with International Financial Reporting Standards (IFRS). Altamira will be entitled to receive 25% of the future licensing income of Medica and of Medica’s value appreciation in case of a sale, which, together with the 49% stake, captures 62% of the business upside potential.

Bentrio is a drug free, preservative free nasal spray for the treatment of allergic rhinitis and is the key asset of Medica. The product is marketed primarily through distributors. Medica expects sales to grow significantly from 2024 and onward, driven by the launch of Bentrio in a growing number of countries. In the coming year, Nuance Pharma will aim for market approval in Mainland China and South Korea. Medica will initially supply Bentrio to Nuance and may receive development and commercial milestones of up to $3 million and up to $19.5 million, respectively. Once Nuance assumes local production of Bentrio, it will pay to Medica a staggered royalty on net sales at a high-single to low-double-digit percentage. In Scandinavia, Pharma Nordic will launch the product in Q1 2024. In addition, discussions and negotiations for distribution in the US, Europe and other key markets are ongoing.

Meanwhile, Altamira is also pursuing the partnering of its other legacy assets, which include several development programs in inner ear therapeutics. Discussions are most advanced regarding AM-125, a nasal spray for the treatment of acute vestibular syndrome, a very frequent type of dizziness. Altamira invested more than $18 million to date and demonstrated proof of concept in a Phase 2 trial. There is no comparable product in the US. The Company expects significant partnering progress during the first half of 2024. The inner ear legacy assets further comprise early and late stage development programs in tinnitus and hearing loss. Any proceeds derived from the partnering of the remaining legacy assets will have a direct and positive impact on the Company’s bottom line.

RNA Delivery Business Perspectives

In its future core business of RNA delivery technology, Altamira is progressing with the development of the OligoPhore™ and SemaPhore™ platforms for extrahepatic RNA delivery. The technology allows for delivering RNA formulated in nanoparticles to diseased tissues beyond the liver – in particular cancer cells or inflamed cells in inflammatory or autoimmune diseases. Within target cells, the nanoparticles disassemble and release their RNA payload at a rate that represents approximately a 10-fold increase over lipid nanoparticles, the current industry standard. The platform has been validated across more than 15 distinct animal disease models, utilizing both siRNA and mRNA, by various research groups world-wide.

Altamira is pursuing with the RNA delivery business a ‘picks and shovels’ strategy based on the licensing of its platform technology to partners in the biotech and pharma industry for use in their own RNA drug product development programs. The Company has an expanding pipeline of business development projects with potential collaboration partners and expects important progress in 2024. Altamira’s two flagship programs, AM-401 and AM-411, for KRAS-driven cancer and rheumatoid arthritis respectively, serve to demonstrate the technology’s potential and shall be licensed out following the IND (expected for early 2025) or after a Phase 1 trial, at the latest.

Cost streamlined; strengthened balance sheet

In 2023, the Company realigned its cost structure with the strategic shift towards the RNA delivery business. Following the conclusion of its clinical trials within the legacy business, which were the key spending drivers over the past 3 years, Altamira has substantially lowered spending levels and is operating with a significantly reduced ‘burn rate’. The streamlining included a reduction in headcount by approximately 25%, a reduction in office space and lower expenditures on legacy assets. Altamira expects to realize the full impact of these reductions in 2024.

Further, Altamira strengthened its balance sheet in 2023 despite challenging capital market conditions in the biotech sector. In July 2023, the Company raised $5 million in equity through a public offering with the last pre-funded warrants from the transaction getting exercised in mid-November 2023. In addition, shareholders’ equity was reinforced through the financial gain of about $5.2 million related to the partial spin-off of the Bentrio business. Additionally, the Company repaid the convertible loan of about $2.7 million from FiveT Investment Management ahead of schedule through a combination of conversion into shares and cash amortizations. Thanks to the early repayment, Altamira today is free of financial debt.

Nasdaq Listing

Thanks to its improved equity position, on November 21, 2023 Altamira regained compliance with the minimum equity requirements for continued listing on Nasdaq. Further, the Company’s Board of Directors has decided to effect a 20-for-1 reverse stock split on December 13, 2023. This measure shall ensure Altamira’s timely compliance also with Nasdaq’s one-dollar minimum bid price listing rule and make the stock more attractive for institutional investors. Altamira anticipates meeting the Nasdaq requirements before the close of 2023.

Investor Conference Call & Webcast Details

Altamira management will hold an investor teleconference on Monday, December 11, 2023, at 8:30 a.m. ET to discuss its investor and business update. Founder, Chairman, and CEO Thomas Meyer will deliver prepared remarks that will be available via teleconference or webcast with audio and presenter-controlled slides.

Event: Altamira Therapeutics Business Update Call

Date: Monday, December 11, 2023

Time: 8:30 a.m. ET (5:30 a.m. PT)

Webcast URL: https://edge.media-server.com/mmc/p/k7s8zdkg

Register for Teleconference:

●	Online: https://register.vevent.com/register/BIc43c7804270544c6bac8d34949816636

●	Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.

●	Select a method for joining the call.

●	A dial-in number and unique PIN are displayed to connect directly from your phone.

●	Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.

Webcast Replay:

A replay of the call will be available after the live event and accessible through the webcast link: https://edge.media-server.com/mmc/p/k7s8zdkg

About Altamira Therapeutics

Altamira (Nasdaq: CYTO) is dedicated to developing RNA-based therapeutics for extrahepatic targets (OligoPhore™ / SemaPhore™ delivery platforms). The Company currently has two flagship siRNA programs in preclinical development beyond in vivo proof of concept: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis. The versatile delivery platform is also suited for mRNA and other types of RNA therapeutics and is planned to be leveraged via out-licensing to pharma or biotech companies. In addition, Altamira is in the process of divesting and/or out-licensing its legacy assets in allergology and viral infection (Bentrio® OTC nasal spray; commercial) and inner ear therapeutics (AM-125 nasal spray for vertigo; post Phase 2; Keyzilen® and Sonsuvi® for tinnitus and hearing loss; Phase 3). Founded in 2003, Altamira is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the success of strategic transactions, including licensing or partnering, with respect to Altamira’s legacy assets, Altamira’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the clinical utility of Altamira’s  product candidates, the timing or likelihood of regulatory filings and approvals, Altamira’s  intellectual property position and Altamira’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira’s  capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira’s  Annual Report on Form 20-F for the year ended December 31, 2022, and in Altamira’s other filings with the Securities Exchange Commission (“SEC”), which are available free of charge on the  SEC’s website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira or to persons acting on behalf of Altamira are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Contact

Investor Contact:

Hear@altamiratherapeutics.com

800-460-0183

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